EXHIBIT (a)(5)

June 15, 2007

Dear Stockholders:

I am pleased to inform you that on June 3, 2007, Digene Corporation and QIAGEN, N.V. entered into an Agreement and Plan of Merger. Under that merger agreement, QIAGEN and QIAGEN North American Holdings, Inc., its wholly owned subsidiary, are today, commencing an offer to exchange the following consideration for the outstanding shares of Digene common stock. You have the right to participate in this exchange offer and to elect to receive, for each share of Digene common stock that you hold, $61.25 in cash or 3.545 ordinary shares of QIAGEN. Because the election is made on a per-share basis, you can elect to receive a combination of stock and cash. However, the offer made by QIAGEN requires that no more than 55% of the consideration will be paid in cash and no more than 45% of the consideration will be paid in QIAGEN shares. Therefore, depending upon the elections made by all Digene stockholders, the consideration you receive may be prorated to reflect those maximums.

The exchange offer being made today is subject the to satisfaction of a number of conditions, including, among other things, that at least 50.1% of Digene’s fully diluted shares must be validly tendered and not withdrawn, the QIAGEN shareholders must adopt the merger agreement, the parties must receive antitrust clearance, and no material adverse change of Digene must occur.

If the conditions to the exchange offer are satisfied, QIAGEN will purchase all shares of Digene common stock validly tendered to it. After that, Digene will merge with and into an indirect wholly owned subsidiary of QIAGEN. In the merger, the shares of Digene common stock not purchased in the tender offer (other than any shares held by a stockholder who has perfected his, her or its appraisal rights) will be converted into, again at the election of the Digene stockholder, 3.545 ordinary shares of QIAGEN or $61.25 in cash for each share of Digene common stock, subject to the same proration as described above.

Your Board of Directors, by unanimous vote, has determined that the exchange offer and the merger are fair to, and in the best interests of, Digene and its stockholders and has approved the merger agreement, the exchange offer and the merger. Your Board of Directors recommends that you accept the exchange offer by tendering your shares in the offer.

In arriving at its recommendation, the Board of Directors gave careful consideration to the factors referred to in the attached Schedule 14D-9 (that is being filed today with the Securities and Exchange Commission). Accompanying this letter, in addition to the attached Schedule 14D-9, is QIAGEN’s preliminary prospectus, together with related materials, including a letter of election and transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the exchange offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully. On behalf of the management and the Board of Directors of Digene, we thank you for your support.

Sincerely,

Daryl J. Faulkner
Chief Executive Officer, President
and Director